SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM N-8A

           NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a)
                      OF THE INVESTMENT COMPANY ACT OF 1940



         The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of
Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name:             CCM Partner Funds

Address of Principal Business Office (No. & Street, City, State, Zip Code):

                  190 South LaSalle Street, Suite 2800, Chicago, Illinois 60603

Telephone Number (including area code):

                  (312) 444-6000

Name and address of agent for service of process:

                  Robert G. Norvell, 190 South LaSalle Street, Suite 2800, Chicago, Illinois 60603 with copies to Alan Goldberg, Bell, Boyd & Lloyd LLC, Three First National Plaza, Suite 3300, Chicago, Illinois 60602

Check Appropriate Box:

                  Registrant is filing a Registration Statement pursuant to
                  Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:
                  [ ] Yes      [x] No

                                      * * *

Item 1.           Exact Name of Registrant

                           CCM Partner Funds

Item 2. Name of state under the laws of which registrant was organized or created and the date of such organization or creation.

                           Delaware, December 27, 2000

Item 3. Form of organization of registrant (for example, corporation, partnership, trust, joint stock company, association, fund).

                           The registrant is a business trust. The registrant consists of multiple investment portfolios, each of which has its own investment objective, investment policies, restrictions and risks (each, a "Portfolio").

Item 4. Classification of registrant (face-amount certificate company, unit investment trust, or management company).

                           Management company

Item 5.           If registrant is a management company:

                  (a) state whether registrant is a "closed-end" company or an
                      "open-end" company;

                           Open-end

                  (b) state whether registrant is registering as a "diversified"
                      company or a "non-diversified" company (read Instruction 4(i) carefully before replying).

                           Each Portfolio of registrant will be a diversified company.

Item 6.           Name and address of each investment adviser of registrant.

                  Investment Adviser:
                  ------------------

                           CCM Advisors, LLC, 190 South LaSalle Street,
                           Suite 2800, Chicago, Illinois 60603

                  Sub-Advisers:
                  ------------

                           The Patterson Capital Corporation, 2029 Century Park
                                East #2950, Los Angeles, California 90067
                           Baird Advisors, 777 East Wisconsin Avenue,
                                Suite 2100, Milwaukee, Wisconsin 53202
                           Western Asset Management Company, 117 East Colorado
                                Boulevard, Pasadena, California 91105
                           Cambiar Investors, Inc., 2401 East Second Avenue,
                                Suite 400, Denver Colorado 80206


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

                           Investment Research Company, 16236 San Dieguito Road,
                                Suite 2-20, P.O. Box 9210, Rancho Santa Fe,
                                California 92067

Item 7. If registrant is an investment company having a board of directors, state the name and address of each officer and director of registrant.

                           As of the date of this N-8A, registrant's sole trustee is Robert G. Norvell.

Item 8. If registrant is an unincorporated investment company not having a board of directors:

                 (a) state the name and address of each sponsor of registrant;

                           NOT APPLICABLE

                 (b) state the name and address of each officer and director of each sponsor of registrant;

                           NOT APPLICABLE

                (c) state the name and address of each trustee and each
                    custodian of registrant.

                           NOT APPLICABLE


Item 9.         (a) State whether registrant is currently issuing and offering its securities directly to the public (yes or no).

                           No

                (b) If registrant is currently issuing and offering its
                    securities to the public through an underwriter, state the name and address of such underwriter.

                           NOT APPLICABLE

                (c) If the answer to Item 9(a) is "no" and the answer to Item
                    9(b) is "not applicable," state whether registrant presently proposes to make a public offering of its securities (yes or no).

                           No

                (d) State whether registrant has any securities currently issued and outstanding (yes or no).

                           No


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


                (e) If the answer to Item 9(d) is "yes," state as of a date not to exceed ten days prior to the filing of this notification of registration the number of beneficial owners of registrant's outstanding securities (other than short-term paper) and the name of any company owning 10 percent or more of registrant's outstanding voting securities.

                           NOT APPLICABLE

Item 10.          State the current value of registrant's total assets.

                           $0

Item 11. State whether registrant has applied or intends to apply for license to operate as a small business investment company under the Small Business Investment Act of 1958 (yes or no).

                           No

Item 12. Attach as an exhibit a copy of registrant's last regular periodic report to its securityholders, if any.

                           NOT APPLICABLE



         Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on its behalf in Dallas, Texas on December 29, 2000.

                                                              CCM Partner Funds


                                                     By:   /s/ Robert G. Norvell
                                                               Robert G. Norvell




Attest:           /s/ Amy Nicely
         -----------------------------------
                  Amy Nicely




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